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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                     UNITED PAYORS & UNITED PROVIDERS, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                   911319 10 1
                      ------------------------------------
                                 (CUSIP Number)

      Thomas L. Blair, 2275 Research Boulevard, Rockville, Maryland 20850
                                 (301) 548-1000
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      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 28, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box |_|.

      * The remainder of this schedule 13D has been filled out in this amendment to the extent that the information has been altered from disclosure contained in the prior Schedule 13D, as amended, has changed.




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                                            SCHEDULE 13D

CUSIP No. 911319 10 1                             Page   2   of   3    Pages
                                                       -----    ------

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   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Thomas L. Blair and/or Alice M. Blair

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /_/
                                                                (b) /_/

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   3   SEC USE ONLY
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   4   SOURCE OF FUNDS (See Instructions)

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   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  /_/
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
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                       7   SOLE VOTING POWER
      NUMBER OF                  0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER
      OWNED BY                   0
        EACH        ------------------------------------------------------------
      REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON                    0
        WITH        ------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                                 0
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0 shares
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/
        (See Instructions)
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             0
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  14   TYPE OF REPORTING PERSON (See Instructions)
             IN
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      This Amendment No. 3 to the Schedule 13D, last amended on February 4, 2000
("Amendment No. 2") (this "Schedule"), relates to the shares of common stock, par value $.01 per share, of United Payors & United Providers, Inc. ("UP&UP"), and is filed on behalf of Thomas L. and Alice M. Blair (the "Blairs").

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

      Not applicable. In connection with the terms of the merger described below, each of the shares of UP&UP common stock were converted into the right to receive $27.00 in cash per share.


Item 4.  Purpose of Transaction.
         ----------------------

      On February 4, 2000, Mr. Blair was a signatory to an Agreement and Plan of Merger, dated February 4, 2000, among UP&UP, BCE EMERGIS, Inc. ("BCE Emergis"), a Canadian corporation, JETCO INC., a Delaware corporation and a wholly owned subsidiary of BCE Emergis, and Thomas L. Blair. Pursuant to the terms of the Merger Agreement, UP&UP was merged (the "Merger") with Jetco Inc.

      The transaction received all required regulatory and shareholder approvals. The transaction was subsequently closed on March 28, 2000. Pursuant to the terms of the Merger, each of the outstanding shares of stock of UP&UP were converted into the right to receive $27.00 in cash. As a result, Mr. Blair no longer holds any shares in UP&UP.

Item 6.  Contracts, Arrangements, Understandings, or Relationships with Respect
         ----------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

      None.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

      None.





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                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    /s/ Thomas L. Blair
                                    ---------------------------
                                    Thomas L. Blair


                                    /s/ Alice M. Blair
                                    ---------------------------
                                    Alice M. Blair


Date: April 7, 2000



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